Exhibit 99.1

WiMi Announces Subsidiary VIYI Technology to Acquire Fe-da Electronics Company Pte Ltd

Beijing, November 4, 2020

WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading augmented reality (“AR”) service provider in China, today announced that its wholly-owned subsidiary, VIYI Technology Inc., an exempted company with limited liability incorporated in Cayman Islands (“VIYI Technology”), has entered into a framework agreement for the acquisition of 100% equity interests of Fe-da Electronics Company Pte Ltd. (“Fe-da Electronics”), a provider of Internet of Things solutions based in Singapore, to accelerate the development of the Company’s semiconductor chip business. The payments for this acquisition are expected to be made in several installments during the next two years, subject to the fulfilment of certain performance conditions by Fe-da Electronics. After the acquisition, the Company will consolidate all of Fe-da Electronics’ financial statements.

The main businesses of Fe-da Electronics are the customization of central processing units (“CPU”) for computers and servers and the production of storage devices, including SSD and RAM storage devices. After integrating Fe-da Electronics into VIYI Technology, the Company plans to both retain and strengthen Fe-da Electronics’ current team, fostering meaningful synergies in its development of central processing algorithm services. The Company also plans to utilize Fe-da Electronics’ existing artificial intelligence (“AI”) and cloud computing technologies to further unlock its potential in the development of cloud service solutions.

Through the Company’s integration of Fe-da Electronics’ semiconductor businesses, the Company will further strengthen its central processing algorithm services, launch an integrated hardware-software system for enterprise and industrial data centers, and help better facilitate the digital transformation process by providing the entire industry, especially small- and medium-sized enterprises, with integrated cloud computing products and services. Furthermore, the Company will also leverage Fe-da Electronics’ resources to further establish its presence in Mainland China, Hong Kong, Taiwan, Southeast Asia, and other areas.

According to the financial statements provided by Fe-da Electronics, which have been audited by Chan Hock Seng &Co., a public accountant in Singapore, the revenue of Fe-da Electronics amounted to approximately US$45.9 million and US$70.8 million for 2018 and 2019, respectively, which have exceeded the overall revenue of WiMi during 2018 and 2019. Through integrating Fe-da Electronics, the Company seeks to further optimize its financial model so as to improve its business growth and market size, and create more value for its investors.

Mr. Shuo Shi, Chief Executive Officer of WiMi, commented, “Our acquisition of Fe-da Electronics marks a very important milestone in our journey to achieve our long-term goal of becoming a global leader in CPU AI algorithms. In addition, our integration with Fe-da Electronics will create significant synergies in the areas of technology, product development, and market coverage, helping us to seize those market opportunities in the field of central processing algorithm services and develop more unique competitive advantages. Going forward, we plan to leverage these advantages to capture related market opportunities, move closer towards the fulfillment of our long-term goals in both AI algorithms and cloud computing services, and create more value for our shareholders over the long term.”

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

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